(m)(6)(A)(i)

May 1, 2015

Voya Investors Trust
7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona  85258

Re:                             Reduction in Fee Payable under the ING Investors Trust (now known as Voya Investors Trust) Third Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID for Voya Large Cap Value Portfolio under the ING Investors Trust (now known as Voya Investors Trust) Third Amended and Restated Shareholder Service and Distribution Plan (the “Distribution Plan”) in an amount equal to 0.15% per annum on the average daily net assets attributable to Adviser Class Shares as if the distribution fee specified in the Distribution Plan were 0.35%.  By this letter, we agree to continue to waive that fee for the period May 1, 2015 through May 1, 2016.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted:

Voya Investors Trust

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd.	Tel: 480-477-3000	Voya Investments Distributor, LLC
Suite 100	Fax: 480-477-2744
Scottsdale, AZ 85258-2034	www.voyainvestments.com